Arbios Systems, Inc.
8797 Beverly Boulevard
Suite 206
Los Angeles, CA 90048

May 23, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Gary Todd—Reviewing Accountant

Re: Arbios Systems, Inc. File 000-32603

Dear Mr. Todd:

By letter dated May 10, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided this Company, Arbios Systems, Inc., with comments to this Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004. This letter contains the responses of Arbios Systems, Inc. to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the May 10 letter from the Staff.

As requested by the Staff, we will file an amendment to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 with the corrected Section 302 Certifications after confirmation from the Staff that the Staff has no further comments to the Form 10-KSB.

Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures

1.
We hereby confirm that we believe that our disclosure controls and procedures are effective to ensure that information is “accumulated” and “communicated” to management in a manner to allow timely decisions regarding required disclosure. We further agree that we will revise our future disclosures regarding controls and procedures to confirm the foregoing. As requested by the Staff, our quarterly report on Form 10-QSB that we filed on Monday, May 16, 2005 contains the language that we propose to use in the future.

Consolidated Statements of Operations

2.
We agree to delete the measurement of cumulative loss per share from future filings. We have already removed the cumulative loss per share measurement in the quarterly report on Form 10-QSB that we filed on Monday, May 16, 2005.

General

3.
The Company and CeMines Biologics, LLC (“CeMines”) entered into a collaboration agreement dated June 1, 2003. Before the end of calendar year 2003 the Company and CeMines agreed to terminate the agreement. The $30,000 advance payment was returned to CeMines. The deferred revenue recorded under this agreement was reversed in the financial statements during the quarter ending December 31, 2003.

Stock-Based Compensation

4.
We will describe the methods we use to value and account for non-employee stock-based compensation in future filings. On page 6 of our quarterly report on Form 10-QSB that we filed on Monday, May 16, 2005, we have supplemented our disclosure in the stock based compensation footnote to explain that the fair value of expensed options is estimated using the Black Scholes option-pricing model.

Recent Accounting Pronouncements

5.	We agree to remove disclosure regarding accounting standards that are not relevant to our business in future filings of our Annual Reports on Form 10-KSB.

Patent Rights

6.
In accordance with FAS 2, the cost of patents licensed in June 2001 were capitalized since these patent costs were intangibles purchased from a third party, were used in current research and development activities, and had alternative future uses. For example, the liver cell cryopreservation technology (US Patent #6,140,123 for “Method for Conditioning and Cryopreserving Cells” issued on October 31, 2000) that we licensed from Cedars-Sinai Medical Center in June 2001 was used in our preclinical trials for one of our bioartificial liver products and will be a key component of our product technology when our bioartificial liver is commercialized. While we are currently using this technology for product development of bioartificial liver support therapy, we believe that when the technology is proven to be viable for liver disease patients, we will be able to license and/or sell the technology to third parties for use in other clinical applications.

We have supplemented the discussion under “Critical Accounting Policies—Patents” in the Form 10-QSB that we filed on Monday, May 16, 2005, with a new first sentence as follows:

“Patents

In accordance with FASB No. 2, the costs of intangibles that are purchased from others for use in research and development activities and that have alternative future uses are capitalized and amortized.”

7.
We acquired the referenced patents in June 2001 from Cedars-Sinai Medical Center. At the time of the acquisition, Cedars-Sinai Medical Center engaged a third party independent appraiser to value the patents. The $400,000 valuation assigned to the patent is based on the third party appraisal. In future filings in which we make reference to the $400,000 valuation, we will explain that the value of the Cedars-Sinai Medical Center patents was based on an appraisal. We have supplemented the discussion under “Critical Accounting Policies—Patents” in the Form 10-QSB that we filed on Monday, May 16, 2005, with addition of the following sentence: “The valuation assigned to the capitalized patents is based upon a valuation report prepared by an independent intellectual property valuation company.”

8.
Arbios Technologies was formed in August 2000. Almost one year later, in June 2001, Arbios acquired the patent rights from Cedars-Sinai Medical Center. The acquisition of patent rights was not related to the formation of the Company. Cedars-Sinai Medical Center did not own any equity or other interest in Arbios prior to the acquisition of the patent rights. Concurrently with the license of the Cedars-Sinai patent rights, Cedars-Sinai also paid $250,000 in cash and received 681,818 shares of junior preferred stock.

We do not believe that Topic 5-G is applicable in this situation. Topic 5-G applies to transfers of nonmonetary assets by promoters or shareholders to a company for shares of the company’s common stock just prior or contemporaneously with a first time public offering. However, as indicated above, Arbios was formed in August 2000, the patent license transaction took place in June 2001, Cedars-Sinai Medical Center was not a shareholder before the licensing transaction, and Arbios did not become a public company until November 2003. As a result of the licensing transaction, Cedars-Sinai Medical Center acquired 12% of the outstanding equity of Arbios. However, at the time that Arbios became a public company, Cedars-Sinai Medical Center’s interest had been diluted to below 10%.

Deferred Employee Loan-Out Costs

9.
We did incur and expense employee loan out costs under the original loan out agreement in both 2001 and 2002. The amount of such compensation that we recognized was $83,000 in 2001 and $172,000 in 2002. These expenses are included in the cumulative employee loan out costs since inception ($624,601) that is referenced in the last sentence of footnote (4). We acknowledge that the next to last sentence of footnote(4) is unclear because the amount listed for the year ended December 31, 2003 is actually the cumulative amount since inception through December 31, 2003, and the amount listed for December 31, 2004 is for the one-year period. We agree to correct this language in future filings.

10.	We did not issue any stock or additional compensation for the extension of the employee loan-out agreement.

Convertible Promissory Notes

11.
We agree to expand our disclosure in future filings to disclose how we determined the fair value of the initial 300,000 warrants issued in connection with the $400,000 convertible note unit offering, and to identify the model applied. For the Staff’s information, the fair value of the warrants was determined using the Black Scholes option-pricing model using the following assumptions: dividend yield 0%; volatility 233%; risk free interest rate 5.5%; and expected life of three years.

12.
The additional 400,000 warrants issued upon conversion of the convertible notes were accounted for in accordance with EITF 00-27. The convertible notes were convertible into units consisting of one share of stock and a warrant to purchase one share of common stock at $2.50/share. The fair value of the unit was $1, which was the value paid in cash by other investors. EITF 00-27 Example 15 requires the value of the beneficial conversion option be allocated between the fair value of the common stock and the fair value of the warrant issuable upon conversion, with the value attributable to the common stock being recognized on the convertible note commitment date and the value of the warrant recognized on the warrant conversion date. The convertible note was issued (September 2003) and converted (October 2003) within the same reporting year; therefore, we did not allocate the $1/unit fair value between the value of the common stock and warrant included in each unit. The entire amount of the beneficial conversion option was recognized in 2003.

Stockholders’ Equity

13.
We agree in future filings to separately identify the assigned fair value and the method of measurement with related disclosures regarding amortization periods and amounts deferred for each transaction in which shares or warrants are issued in a non-cash transaction. The foregoing disclosure will cover both previous transactions and future transactions. For the Staff’s information, the Black Scholes model is typically used to estimate the fair value of stock, option and warrant grants.

14.
We agree to present a roll-forward of outstanding warrants in a format similar to that provided for stock options in our future filings in which a roll-forward presentation is included for our stock options.

15.
The stock issuance expense of $519,230 related to the September/October stock issuances was comprised of $505,500 in third party fees and an additional $13,730 in related legal fees. The financing costs were recorded as a debit to additional paid in capital. We will add the foregoing description to future filings as requested by the Staff.

Research Costs

16.
In December 2001, Arbios entered into a research and development arrangement with Spectrum Laboratories. In July 2002 Arbios and Spectrum agreed that Spectrum’s research and development activities had been completed. At that time, Spectrum Laboratories had expended approximately $109,360 under the research and development agreement. Since Spectrum was a shareholder of Arbios, in accordance with Topic 5T of the Staff Accounting Bulletins, “Accounting for Expense or Liabilities Paid by Principal Stockholder(s),” the $109,360 amount that had been expended by Spectrum was expensed by Arbios in 2002, as required by GAAP. The $109,360 payable to Spectrum was satisfied by Arbios paying cash to Spectrum of $54,960, with the remaining $54,400 being attributed to the value of the stock previously issued to Spectrum. In future filings, we will clarify the language in footnote 8 to more clearly describe the transaction and the accounting treatment.

Section 302 Certification

17.
As our counsel has discussed with the Staff, the form of certifications that we filed was incorrect due to an administrative error and not the result of an intention to change the certifications. Furthermore, as was discussed with the Staff, we agree to file an amendment to the Form 10-KSB that includes the entire filing together with the corrected certifications of our then current CEO and CFO. As was explained to the Staff, Dr. Rozga, our President (and the principal executive officer) at the time of the filing and still our current President, signed the certifications in the initial filing. However, we have retained an interim CEO while we conduct our search for a permanent CEO. At the time that the Form 10-KSB/A is filed, the then current CEO and CFO will sign the Form 10-KSB/A.

18.
Arbios did not identify a “material weakness.” As indicated in response to comment 17 above, the reference to “material weakness” at the end of the sentence rather than at the beginning of the sentence was an administrative error.

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 657-4879.

Very truly yours,

Scott Hayashi
Chief Financial Officer